Exhibit (a)(5)(C)
FOR IMMEDIATE RELEASE
Tucows Inc. Announces Preliminary Results of Dutch Tender Offer

TORONTO – January 7, 2013 – Tucows Inc. (NYSE AMEX:TCX), (TSX:TC), a global provider of domain names, email and other Internet services, announced today the preliminary results of its modified "Dutch auction" tender offer, which expired at 5:00 p.m., New York City time, on January 4, 2013. Tucows expects to purchase up to 4,114,437 shares of its Common Stock at a purchase price of $1.50 per share, for a total of $6,173,155. Tucows expects to fund the share purchases in the tender offer through two of its demand loan facilities with the Bank of Montreal.

The price per share is preliminary and subject to verification by Registrar and Transfer Company, the depositary for the tender offer. The actual price per share will be announced promptly following completion of the verification process. After the determination of the actual price per share, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

Tucows commenced the tender offer on November 29, 2012 when it offered to purchase up to 6,500,000 shares of its Common Stock at a price within the range of $1.35 to $1.50 per share, net to the seller in cash, without interest.

All shares purchased by Tucows in the tender offer will be cancelled.  Based on the preliminary results, as a result of the completion of the tender offer Tucows expects to have approximately 40,207,000 shares issued and outstanding as of the time immediately following payment for the tendered shares.

About Tucows

Tucows is a global Internet services company. OpenSRS (http://opensrs.com) manages over fourteen million domain names and millions of value-added services through a reseller network of over 13,000 web hosts and ISPs. Hover (http://hover.com) is the easiest way for individuals and small businesses to manage their domain names and email addresses. Ting.com (https://ting.com) is a mobile phone service provider dedicated to bringing clarity and control to US mobile phone users. YummyNames (http://yummynames.com) owns and operates premium domain names that generate revenue through advertising or resale. More information can be found on Tucows’ corporate website (http://tucows.com).

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, total number of shares to be purchased under the proposed tender offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@tmxequicom.com